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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                              INTER PARFUMS, INC.
                               (Name of Issuer)

                                 COMMON STOCK,
                          PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                            -----------------------

                                   472154301
                                (Cusip Number)

                                 Bernard Kuhn
                     LVMH Moet Hennessy Louis Vuitton S.A.
                               30, avenue Hoche
                                  75008 Paris
                                    France
                            Tel. (331) 44-13-22-22
                            Fax: (331) 45-61-18-74
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 22, 1999
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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




                                SCHEDULE 13D/A

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CUSIP No. 472154301                                            Page 2 of 5 Pages
-------------------                                            -----------------

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 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LVMH Moet Hennessy Louis Vuitton S.A.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
-------------------------------------------------- -----------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

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 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-------------------------------------------------- -----------------------------
                                              7        SOLE VOTING POWER

                                                       1,623,800
                                             -----------------------------------

          NUMBER OF SHARES                    8        SHARED VOTING POWER
     BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH                           0
                                             -----------------------------------
                                              9        SOLE DISPOSITIVE POWER


                                                       1,623,800
                                             -----------------------------------
                                             10        SHARED DISPOSITIVE POWER


                                                       0
                                             -----------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,623,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         20.6%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), hereby amends and supplements its Report on Schedule 13D, originally filed on August 4, 1999 (as amended by Amendment No. 1 thereto filed on September 28, 1999, and Amendment No. 2 thereto filed on October 22, 1999, the "Schedule 13D"), with respect to the purchase of shares of Common Stock, par value $0.001 per share (the "Common Shares"), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 3 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by LVMH. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended and supplemented by inserting immediately after the fifth paragraph thereof the following paragraph:

     "On November 22, 1999, LV Capital and the Shareholders entered into a Stock Purchase Agreement and a Shareholders Agreement to effect the transaction contemplated by the Agreement in Principal and, pursuant to the Stock Purchase Agreement and certain sales agreements, LV Capital purchased 849,200 Common Shares from the Shareholders and other management and employees of the Issuer, bringing LV Capital's ownership to 1,623,800 Common Shares, or approximately 20.6% of the outstanding Common Shares. The Stock Purchase Agreement and the Shareholders Agreement are attached as Exhibits 3 and 4, respectively, to this Amendment No. 3. The foregoing summary of the Stock Purchase Agreement and the Shareholders Agreement, as well as the other information contained in this report, is qualified in its entirety by reference thereto."

   Item 5.  Interest in Securities of the Issuer.

     (i) Item 5 of the Schedule 13D is amended by restating the first sentence of paragraphs (a) - (b) thereof to read as follows:

     "LVMH beneficially owns, through LV Capital, an aggregate of 1,623,800 Common Shares representing 20.6% of the outstanding Common Shares (based upon 7,884,981 Common Shares which the Issuer has informed LVMH are outstanding as of November 22, 1999)."

     (ii) Item 5 of the Schedule 13D is further amended by inserting the following language at the end of paragraph (c) thereof:

     "On November 22, 1999, LV Capital purchased 849,200 Common Shares in a privately negotiated transaction at a price of $12.00 per Common Share."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     "Except for the Stock Purchase Agreement, the sales agreements and the Shareholders Agreement described in Item 4 above or as otherwise set forth in this statement, neither LVMH nor, to the best knowledge of LVMH, any of the persons named in response to Item 2 or listed on Annex A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer."

   Item 7.  Exhibits.

     Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

     "Exhibit 1:    Term Sheet dated as of September 27, 1999 among LV Capital,
                    Jean Madar and Philippe Benacin.

      Exhibit 2:    Press release dated September 28, 1999.

      Exhibit 3: Stock Purchase Agreement dated as of November 22, 1999 among LV Capital, Jean Madar and Philippe Benacin.

      Exhibit 4: Shareholders Agreement dated as of November 22, 1999 among LV Capital, Jean Madar and Philippe Benacin."

                                  SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             November 24, 1999
                                             -----------------------------------
                                             (Date)


                                             /s/ Bernard Kuhn
                                             -----------------------------------
                                             (Signature)


                                             Bernard Kuhn, Director
                                             -----------------------------------
                                             (Name/Title)



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